P, E, 2/12/02




02014504

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
FEB 13 2002
WASH. D.C. SECTION
456

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 12, 2002

PROCESSED
FEB 22 2002
THOMSON
FINANCIAL

GERDAU S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant's Name)

Av. Farrapos 1811
Porto Alegre, Rio Grande Do Sul - Brazil CEP 90220-005
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2002

GERDAU S.A.

By:/s/ Osvaldo Burgos Schirmer
Name: Osvaldo Burgos Schirmer
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Press release dated February 8, 2002
2	Press release dated January 30, 2002
3	Relevant Information-Fourth Quarter 2001 released January 29, 2002

Exhibit 1

Press Released dated February 8, 2002



Press Release

Gerdau S.A. informs that it has formalized the agreement to acquire the 24.8% stake that Natsteel (of Singapore) has in Açominas. This statement completes the announcement made on January 30th and reproduced below.

* * * *

"Gerdau S.A. informs that it has reached an agreement with Natsteel from Singapore to have a qualified majority of the voting stock of the control block at Aço Minas Gerais S.A. - Açominas. This should be accomplished through the acquisition of the 24.8% stake of Natsteel in the company.

The qualified majority in the shareholders' agreement will give Gerdau better conditions to integrate Açominas into its domestic and international growth strategies.

The above mentioned agreement indicates that the formalization of this understanding should happen in the first half of February and should allow Gerdau to buy, and Natsteel to sell the aforementioned stake for a price equivalent to R$ 508.9 million, subject to the variation of the U.S. dollar up to the day of payment.

According to the terms of the agreement, Gerdau may exercise its right to purchase Natsteel's stake by 09/09/2002 and make the payment no later than 10 days after the end of the 30 day waiting period that the remaining control block stakeholders are entitled."

* * * *

Porto Alegre, February 8th, 2002.

Osvaldo B. Schirmer
Financial and Investor Relations Director

Exhibit 2

Press release January 30, 2002



Press Release

Gerdau S.A. informs that it has reached an agreement with Natsteel from Singapore to have a qualified majority of the voting stock of the control block at Aço Minas Gerais S.A. - Açominas. This should be accomplished through the acquisition of the 24.8% stake of Natsteel in the company.

The qualified majority in the shareholders' agreement will give Gerdau better conditions to integrate Açominas into its domestic and international growth strategies.

The above mentioned agreement indicates that the formalization of this understanding should happen in the first half of February and should allow Gerdau to buy, and Natsteel to sell the aforementioned stake for a price equivalent to R$ 508.9 million, subject to the variation of the U.S. dollar up to the day of payment.

According to the terms of the agreement, Gerdau may exercise its right to purchase Natsteel's stake by 09/11/2002 and make the payment no later than 10 days after the end of the 30 day waiting period that the remaining control block stakeholders are entitled.

Porto Alegre, January 30th, 2002

Osvaldo B. Schirmer
Financial and Investor Relations Director

Exhibit 3

Relevant Information—Fourth Quarter 2001 released January 29, 2002

GERDAU

RELEVANT INFORMATION – FOURTH QUARTER 2001

Dear Shareholders,

The end of fiscal year 2001 has been marked by two important investments which represent yet another step towards growth for the Gerdau Group:

- On December 7th, Gerdau made an offer of R$ 426.6 million reais for the 17.67% stake in Açominas at the auction promoted by the Brazilian Central Bank;
- On December 28th, the negotiation for the acquisition of the Cartersville, GA Birmingham Steel's assets was concluded. The price tag was US$ 48.8 million.

As a result of these investments, the consolidated financials for fiscal year 2001 suffered some changes. Açominas, which was consolidated proportionally to Gerdau's stake in it, is now being consolidated in full. The assets of the Cartersville unit were incorporated in December 2001. The variations in the financial statements for the third and fourth quarter of fiscal years 2000 and 2001, presented as follows, are due to the above mentioned changes.

Another important fact that affected the results for this fiscal year was the devaluation of the Argentinean Peso vis-à-vis the US dollar and the Brazilian Real. In the period, the Gerdau Group had to accounted for a loss of R$ 49.7 million, of which R$ 23.1 million refer to losses in investments made in the two units in Argentina. An additional R$ 26.6 million result from the increase in financial expenses due to the updating of liabilities indexed to the US dollar in Argentina.

Output

The reallocation of output among units to minimize the impact of the rationing of energy and the increase in the stake in Açominas has led the Gerdau companies to reach new levels of output in the fourth quarter of 2001. Production of crude steel reached the mark of 2.0 million metric tons, 20.6% more than the third quarter. In the rolled products line, output was 4.0% less than in the previous quarter reaching the mark of 1.5 million metric tons.

- The units in Brazil (Gerdau S.A. and Açominas) produced, together, 1.4 million metric tons of crude steel in the last three months. This represents an increase of 33.2% when compared to the previous quarter. This volume represented 69.8% of the consolidated output in this quarter as compared to 63.2% in the previous period. This greater stake resulted from the consolidation of 100% of Açominas' output into Gerdau. In rolled products, output reached 856.6 thousand metric tons, 3.5% less than that of the third quarter.

- In North America the output of crude steel in the 4th quarter presented a decrease of 2.7%, as a consequence of the slowdown of the economic activity in the United States, especially after the tragedy on the 11th of September. In Canada the pace of production remained on the path of growth. Throughout the quarter the output volumes in this region reached 542.2 thousand metric tons of crude steel, and 525.4 thousand metric tons of rolled products.

- The units in South America reached a production of 76.6 thousand metric tons of crude steel and 84.2 thousand metric tons of rolled products in the quarter. This represents a growth of 12.7 and 5.9% respectively when compared to the third quarter. In Argentina, the output of rolled products in the quarter decreased by 40.1%. Chile, however, once more produced a surprise by producing 23.4% more crude steel and 34.1% more rolled products.

Throughout the year, the Group produced 7.2 million metric tons of crude steel of which 64.4% in Brazil and 35.6% abroad. In spite of the rationing of energy that affected the units located in the Southeast and Northeast regions along with the shutting down of the blast furnace at Açominas for 38 days, the consolidated output of 2001 was 2.6% greater than that of 2000. In rolled products, the Gerdau Group's output reached 6.1 million metric tons, 2.7% more than in the previous year.

In 1,000 tons

Output

	4Q01	3Q01	4Q00	2001	2000
Crude Steel					
Brazil	1,427	1,072	1,188	4,662	4,450
North America	542	557	542	2,295	2,348
South America	77	68	76	285	260
Total	**2,046**	**1,697**	**1,806**	**7,242**	**7,058**
Rolled Products					
Brazil	857	888	839	3,528	3,390
North America	525	560	507	2,193	2,195
South America	84	80	93	338	316
Total	**1,466**	**1,528**	**1,439**	**6,059**	**5,901**

Sales

The last quarter of 2001 the Gerdau companies shipped 2.0 million metric tons of steel products, 12.3% more than in the previous quarter. Sales were improved partially due to the good performance of Açominas and Aza (Chile) in addition to the integral consolidation of Açominas.

- Gerdau's performance in Brazil in the last three months of 2001 was strongly influenced by the increase in exports. These exports more than compensated for the smaller demand in the domestic market. Shipments in Brazil (domestic market and exports) totaled 1.4 million metric tons, 23.3% more than in the third quarter.

- As is customary in the fourth quarter, sales to the domestic market suffered yet another contraction this year caused by the smaller demand from the civil construction and industrial sectors. These are the main markets for Gerdau products. The volume shipped domestically was of 798.8 thousand metric tons in the quarter, 18.1% less than the previous quarter.

- Exports out of Brazil in the fourth quarter presented a good recovery after a significant decrease in the third quarter. The exported tonnage was of 553.6 thousand metric tons against 121.7 thousand in the previous quarter. This growth also reflects the 100% consolidation of Açominas along with the resumption of exports by Gerdau S.A.

- The subsidiaries abroad shipped 610.8 thousand metric tons in the last quarter of 2001. This is 6.3% less than in the previous quarter and a result of the adverse situation faced by the US economy only worsened by the terrible September 11 terrorist attack. The North American block, affected mostly by the retraction of sales at AmeriSteel, registered a decrease of 9.6%. In South America, however, shipments increased by 18.8% pushed by the significant increase in business at the Chilean plant, which was able to overcome by far the shortcomings of the Argentinean units.

In 2001, Gerdau's consolidated sales totaled 7.4 million metric tons, 2.5% more than in the year 2000. In Brazil, volumes destined to the domestic markets increased by 3.1% and exports increased by 1.5%. Abroad, sales also presented positive results increasing by 2.1% with a shipped volume of 2.8 million metric tons.

In 1,000 ton

Sales

	4Q01	3Q01	4Q00	2001	2000
Brazil					
Domestic	799	975	870	3,656	3,546
Exports	553	122	342	1,068	1,052
Total	**1,352**	**1,097**	**1,212**	**4,724**	**4,598**
Abroad					
North America	521	577	254	2,294	2,264
South America	90	75	98	376	351
Total	**611**	**652**	**621**	**2,670**	**2,615**
Total	**1,963**	**1,749**	**1,833**	**7,394**	**7,213**

Results

In the fourth quarter of 2001 the net revenue generated by sales reached 1.3 billion reais, 24.7% less than that of the previous quarter. This is explained in part by the appreciation of the real vis-à-vis the currencies of the countries in which it has operations. This appreciation when applied to revenues and other results accounts of companies abroad, produces a smaller amount in reais. This is because the amounts are converted by the exchange rate at the end of the period and subtracted the amounts in reais of the previous quarter. Another factor that has affected the net revenues is the increase in exports due to a contraction of the domestic demand, a characteristic of the last quarter of the year.

Gross profit reached the mark of R$ 407.3 million in the 4th quarter, a 21.6% smaller figure as compared to the 3rd quarter. Gross margin reached 31.3% against 30,1% of the previous quarter.

Cost of sales, general and administrative totaled R$ 206.3 million in the last quarter. This represents 15.9% of net revenue against 12.1% in the third quarter. This increase is the result of the consolidation of 100% of Açominas.

EBITDA, as explained above, suffered the impact of the appreciation of the real in the last three months of the year and by the consolidation of Açominas reaching R$ 288.2 million. The EBITDA margin moved to 22.2%.

The effects of the appreciation of the real on the dollar-based debt contracted by the companies in Brazil, especially Açominas, generated, in the 4th quarter, net financial revenues in the amount of R$ 87.3 million. On the flip side, in the previous quarter, Gerdau had incurred in net financial expenses of R$ 284.2 million.

The equity pick up reached the mark of minus R$ 144.6 million in the quarter, and was the consequence of the appreciation of the real on Gerdau investments abroad.

The provision for income taxes and social contribution in the 4th quarter was positive by R$ 38.0 million. This resulted from the accounting for the effect of active income tax and social contribution over fiscal losses at Açominas.

The results for the quarter and, as a consequence, for the fiscal year already accounted for, the devaluation of the Argentinean peso vis-à-vis the US dollar and the real, a loss of R$ 49.7 million was recognized of which 23.1 million are due to the increase in financial expenses as a result of the liabilities indexed to the US dollar. In order to be able to calculate this loss, the FX rate utilized was of Pesos Argentinos 1.70 per US$ 1.00 and Pesos Argentinos. 1.36 per R$ 1.00.

Consolidated net income reached R$ 174.8 million in the fourth quarter against R$ 147.2 million in the third, an increase of 18.8%. Net margin was of 13.5% in the quarter.

In R$ million

Results

	4Q01	3Q01	4Q00	2001	2000
Net Sales					
Brazil consolidated	1,013.1	926.1	808.7	3,557.5	3,148.8
North America	279.1	706.4	478.8	2,059.7	1,800.2
South America	7.4	94.0	75.8	271.2	247.1
Total	**1,299.6**	**1,726.5**	**1,363.3**	**5,888.4**	**5,196.1**
EBITDA					
Brazil consolidated	270.3	298.2	172.5	974.4	735.9
North America	23.4	92.5	74.7	249.3	254.8
South America	(5.5)	30.0	14.1	58.6	50.0
Total	**288.2**	**420.7**	**261.3**	**1,282.3**	**1,040.7**
Net Income					
Brazil consolidated	167.2	141.3	78.8	516.6	382.3
North America	9.4	4.5	2.8	31.2	21.5
South America	(1.8)	1.4	4.0	3.1	2.4
Total	**174.8**	**147.2**	**85.6**	**550.9**	**406.2**

Investments

In the fourth quarter investments made in Brazil by Gerdau were mainly in maintenance and technological update of plants within Brazil and abroad in a grand total of US$ 47.4 million. Of this total, US$ 38.1 million were destined to units in Brazil whereas units abroad got US$ 9.3 million. The accumulated value of these investments is of US$ 171.8 million of which US$ 132.1 million in Brazil and US$ 39.7 million were used abroad.

It is worthwhile stressing as already mentioned at the beginning of this report that Gerdau made two important investments:

Açominas: in December 7th, Gerdau offered R$ 426.6 million for a 17.67% stake in the capital of Açominas. With Natsteel giving up its right of first refusal, Gerdau became the bearer of more than 50% of total capital of Açominas. This will force it to consolidate Açominas 100%. Since the transaction isn't fully completed because the investment Club of Employees and Foundation Aços have yet to define their positions, Gerdau is considering, for statement purposes, the acquisition of 13.82% and the assumption of a debt of R$ 333.8 million in its financials for fiscal year 2001 (for more details please check the Investor Relations site).

Birmingham Southeast: on December 28th, Ameristeel, a subsidiary of Gerdau S.A. in the United States concluded the acquisition of the operating assets of Birmingham Southeast for US$ 48.8 million. This steel mill is located in Cartersville, Georgia State, and it is now the seventh steel mill owned by Gerdau in North America (for more details please check the Investor Relations site).

Financial Liabilities

Consolidated net debt in December 31st, 2001 was of R$ 3.2 billion, an increase of 12.5% when compared to the position in September, which is due to the integral consolidation of the indebtedness of Açominas. If it were not for this, the net indebtedness in December would have been smaller than that of September due to the amortizations in the period and the appreciation of the real vis-à-vis the US dollar throughout the 4th quarter. The ratio between net debt and net total capitalization surpassed the 50.6%, in September 30th, and was down to 44.9% in December 31st.

In order to protect itself from the fluctuations of the US dollar with regards to the real and the indebtedness in foreign currency out of Brazil, Gerdau has produced throughout the fiscal year of 2001 a series of FX hedge operations exchanging debt in US dollars for debt in reais and indexed to 91% of CDI on average. The balance on December 31st reached US$ 225.6 million (amounts considered at the FX at the date of purchase).

Issuance of Debentures

In November 23rd and 27th accordingly, the shareholders' assembly and the Executive Board meeting at Gerdau S.A. held and approved the issuance of R$ 300 million in the form of debentures. 30 thousand subordinated, non-convertibles, single series and book entry form debentures may be issued. The issuance date is November 1st, 2001 and the expiration date is November 1st, 2008. The remuneration will be CDI plus a spread to be determined through the bookbuilding process. The request for registration for a public distribution has already been filed with the CVM - Comissão de Valores Mobiliários.

The debentures will be registered for trade in the market through the SND - Debentures National System - and managed by ANDIMA - Open Market National Institution Association and made operational by CETIP - Financial Settlement and Custody Central - and by BovespaFix, managed by Bovespa (the São Paulo Stock

Exchange) and deposited with the Brazilian Company of Settlements and Custody - CBLC.

The resources obtained in this manner are to be used to amortize part of the indebtedness of the Company in the short term. These funds were allocated to the ordinary operations of the business of the issuer such as investment in working capital.

Capital Markets

In its quest for constant improvement of its relationship with the capital markets and aiming at improving its level of transparency, Gerdau has accomplishedi mportant feats in 2001 with special attention to the incorporation of the Level 1 Corporate Governance rules as proposed by the BOVESPA and the restructuring of its internet site, which now offers a wider range of financial data on the Group by means of its new Investor Relations section. Incidentally, this IR site has just been recognized as one of the three best Latin American sites in the POP+ category (best site according to users) and as the seventh best from a technical perspective (TOP 5) in recent polling conducted by LatinFinance magazine and MZ Consult.

Gerdau S.A. (GGBR)


GGBR4
+28.4%
0%
IBovespa
-11.0%
Jan/01
Jun/01
Dec/01

In 2001, Gerdau S.A.'s preferred shares appreciated 28.4% at the São Paulo Stock Exchange whereas the Ibovespa (its index) fell by 11.0%. In addition to this gain in value, the stock also experienced an increase in liquidity.

Trades involved 35.0 *billion* shares (both Preferred and Common stock), 15.7% more than in 2000. These transactions moved

R$ 650.9 million in the 33,497 trades dealt in the year. Gerdau preferred shares (GGBR4) moved a daily average of R$ 2.6 million.

Metalúrgica Gerdau S.A. (GOAU)

Preferred shares of Metalúrgica Gerdau S.A. appreciated 9.8% in 2001 and experienced increased liquidity also. Throughout the year, trades added up to 7.5 billion shares (Preferred and Common stock) at the BOVESPA, and were 30.9% greater than in 2000. The financial volume of these transactions reached the mark of R$ 247.5 million in 8,697 deals in the period. The daily average in preferred shares traded was of R$ 967.4 thousand.


GOAU4
+9.8%
0%
IBovespa
-11.0%
Jan/01
Jun/01
Dec/01

ADRs Gerdau S.A. (GGB)


0%
GGB
+14,2
Dow Jones
-7,1%
Jan/01
Jun/01
Dez/01

At the New York Stock Exchange, there were 7.7 million Gerdau S.A. ADRs traded, 52.4% more than in 2000. The financial volume of trades added up to US$ 62.3 million with a daily average of US$ 250 thousand. In US Dollars, the Gerdau S.A. ADRs featured an appreciation of 14.2% while the Dow Jones fell 7.1% in 2001.

ABAMEC Meetings

In the fourth quarter Gerdau held four ABAMEC (Brazilian Capital Markets Analysts Association) meetings to present the performance of the Gerdau companies in the third quarter. These presentations were held on the 23rd, 24th and 25th of October in Brasilia, Belo Horizonte and São Paulo, and in Fortaleza on the 27th of November.

Interest over Capital Stock

On February 19th, 2002, the interest over capital stock of Metalúrgica Gerdau S.A. will be paid, R$ 2.490 per lot of one thousand common shares and R$ 2.739 per lot of one thousand preferred shares. To Gerdau S.A. shareholders, the payout will be of R$ 0.960 for the common shares and R$ 1.056 for preferred shares. These outlays totaled R$ 55.2 million at Metalúrgica Gerdau S.A., and R$ 116.1 million at Gerdau S.A. (for more details on interest over capital stock please access the following link).

MANAGEMENT

Balance Sheet - Metalúrgica Gerdau S.A. consolidated

Corporate Law – R$ thousands

ASSETS	DEC/01	SEP/01	DEC/00
CURRENT ASSETS			
Cash and cash equivalents	1,003,384	909,606	689,170
Trade accounts receivable	863,821	1,012,296	760,387
Inventories	1,331,155	1,156,082	979,873
Others	216,499	216,059	190,633
Total current assets	**3,414,859**	**3,294,043**	**2,620,063**
LONG-TERM RECEIVABLES			
Escrow deposits and other receivables	286,767	223,269	209,522
Total long-term receivables	**286,767**	**223,269**	**209,522**
PERMANENT ASSETS			
Investments	313,269	375,428	286,556
Fixed assets	5,765,825	4,203,802	3,873,112
Total permanent assets	**6,079,094**	**4,579,230**	**4,159,668**
TOTAL ASSETS	**9,780,720**	**8,096,542**	**6,989,253**

LIABILITIES	DEC/01	SET/01	DEC/00
CURRENT LIABILITIES			
Trade accounts payable	579,714	490,465	312,162
Loans and financing	2,123,716	1,925,989	1,489,895
Others	476,838	412,762	364,812
Total current liabilities	**3,180,268**	**2,829,216**	**2,166,869**
LONG-TERM LIABILITIES			
Loans and financing	1,841,526	1,594,360	1,498,594
Debentures	203,645	203,233	206,396
Reserve for contingencies and others	674,932	717,735	644,505
Total long-term liabilities	**2,720,103**	**2,515,328**	**2,349,495**
MINORITY SHAREHOLDERS	**2,551,643**	**1,412,684**	**1,314,626**
SHAREHOLDERS' EQUITY			
Capital stock	520,280	520,280	520,280
Capital reserves/Retained earnings	808,426	819,034	637,983
Total shareholders' equity	**1,328,706**	**1,339,314**	**1,158,263**
Net Worth Capital + Minority shareholders	**3,880,349**	**2,751,998**	**2,472,889**
TOTAL LIABILITIES	**9,780,720**	**8,096,542**	**6,989,253**

Income Statement - Metalúrgica Gerdau S.A. consolidated

Corporate Law – R$ thousands

	4Q01	3Q01	4Q00	2001	2000
Gross sales revenue	1,576,964	2,069,454	1,626,857	7,083,601	6,226,479
Taxes on sales	(211,686)	(242,017)	(168,500)	(865,009)	(745,657)
Freight and discount	(65,642)	(100,898)	(95,060)	(330,189)	(284,724)
Net sales revenue	**1,299,636**	**1,726,539**	**1,363,297**	**5,888,403**	**5,196,098**
Cost of sales	(892,307)	(1,207,140)	(1,027,720)	(4,235,146)	(3,857,864)
Gross profit	**407,329**	**519,399**	**335,577**	**1,653,257**	**1,338,234**
Selling expenses	(79,625)	(70,219)	(61,175)	(264,690)	(219,987)
Financial expenses	40,585	(323,836)	(168,095)	(635,233)	(506,966)
Financial revenue	46,670	39,593	17,694	153,436	129,402
General and administrative expenses	(126,649)	(138,944)	(112,575)	(497,491)	(417,787)
Equity pick-up	(144,609)	171,837	49,442	182,474	69,967
Other operating expenses/revenue	(5,538)	(184)	11,620	(4,389)	68,825
Operating profit	**138,163**	**197,646**	**72,488**	**587,364**	**461,688**
Non-operating expenses/revenue	2,440	(4,026)	11,840	(3,197)	18,472
Statutory participation	(3,801)	(3,973)	(3,154)	(12,766)	(10,585)
Profit before income tax & social contrib,	**136,802**	**189,647**	**81,174**	**571,401**	**469,575**
Income tax and social contribution	38,036	(42,462)	3,618	(20,519)	(63,423)
Net profit for the period	**174,838**	**147,185**	**84,792**	**550,882**	**406,152**

Cash Flow - Metalúrgica Gerdau S.A. consolidated

Corporate Law – R$ thousands

	4Q01	3Q01	4Q00	2001	2000
Net income	174,838	147,185	84,792	550,882	406,152
Equity pick up	144,609	(171,837)	(49,442)	(182,474)	(69,967)
Provision for credit risk	(2,589)	14,996	2,703	12,407	24,471
Gain/Loss in fixed asset sale	7,299	7,855	2,097	24,120	8,195
Gain/Loss in liquidation of investment	5,398	3	-	5,401	-
Exchange on long term debt	(207,573)	192,514	63,885	232,248	107,522
Depreciation and amortization	87,146	110,464	92,630	391,194	340,239
Investment incentives	8,913	9,838	9,226	34,332	34,375
Income tax and social contribution	(71,105)	28,052	13,335	6,973	14,944
Interest paid	53,404	73,853	65,908	250,680	242,022
Contingencies/legal deposits	(16,199)	4,664	(44,353)	(11,155)	(28,007)
Increase (decrease) in trade account payable	230,079	(29,315)	27,173	81,109	(114,432)
Changes in inventories	(44,478)	36,321	2	(51,854)	(49,418)
Changes in suppliers	(60,305)	64,199	3,817	62,935	(12,864)
Changes in other assets and liabilities account	(124,101)	51,923	(18,863)	(148,500)	(149,502)
Net operational cash	**185,336**	**540,715**	**252,910**	**1,258,298**	**753,730**
Permanent assets purchases/ disposals	(184,139)	(106,683)	(93,385)	(444,283)	(371,886)
Deferred charges	(512)	(654)	(2)	(2,858)	(81)
Investments purchases/ disposals	(332,520)	(891)	(7,109)	(335,908)	(100,665)
Funds used for investments	**(517,171)**	**(108,228)**	**(100,496)**	**(783,049)**	**(472,632)**
Fixed assets suppliers	(9,122)	4,945	2,247	(10,843)	6,709
Working capital financing	(30,367)	35,271	(24,210)	(29,969)	(88,853)
Debentures	(31,893)	(19,106)	(27,575)	(45,703)	(19,040)
Proceeds from fixed assets financing	516,451	52,994	153,793	909,953	665,796
Payments of fixed assets financing	(62,579)	(201,980)	(139,047)	(749,918)	(545,725)
Interest paid for financing	(73,872)	(34,329)	(64,164)	(208,486)	(169,222)
Inter companies loans	2,142	(6,138)	13,788	(10,356)	(602)
Dividend/ interest & statutory particip, payment	(4,495)	(49,774)	(6,082)	(135,061)	(114,466)
Net funds from financial activities	**306,265**	**(218,117)**	**(91,250)**	**(280,383)**	**(265,403)**
Cash balance variation	**(25,570)**	**214,370**	**61,164**	**194,866**	**15,695**
Cash balance					
At the beginning of the period	909,606	695,236	628,006	689,170	673,475
Cash of companies purchased	119,348	-	-	119,348	-
At the end of the period	1,003,384	909,606	689,170	1,003,384	689,170
Cash composition					
Marketable securities	963,165	882,576	661,529	963,165	661,529
Cash & equivalents	40,219	27,030	27,641	40,219	27,641

Balance Sheet - Metalúrgica Gerdau S.A. unconsolidated

Corporate Law – R$ thousands

ASSETS	DEC/01	SEP/01	DEC/00
CURRENT ASSETS			
Cash and cash equivalents	71,600	71,335	69,536
Trade accounts receivable	-	-	-
Inventories	-	-	-
Others	65,339	13,337	48,467
Total current assets	**136,939**	**84,672**	**118,003**
LONG-TERM RECEIVABLES			
Escrow deposits and other receivables	12,014	10,611	11,838
Total long-term receivables	**12,014**	**10,611**	**11,838**
PERMANENT ASSETS			
Investments	1,328,111	1,335,734	1,149,231
Fixed assets	2,038	2,077	2,189
Total permanent assets	**1,330,149**	**1,337,811**	**1,151,420**
TOTAL ASSETS	**1,479,102**	**1,433,094**	**1,281,261**

LIABILITIES	DEC/01	SET/01	DEC/00
CURRENT LIABILITIES			
Trade accounts payable	2	41	6
Loans and financing	-	556	-
Others	59,312	4,245	41,330
Total current liabilities	**59,314**	**4,842**	**41,336**
LONG-TERM LIABILITIES			
Loans and financing	-	-	-
Debentures	56,397	56,419	53,814
Reserve for contingencies and others	34,685	32,519	27,848
Total long-term liabilities	**91,082**	**88,938**	**81,662**
SHAREHOLDERS' EQUITY			
Capital stock	520,280	520,280	520,280
Capital reserves/Retained earnings	808,426	819,034	637,983
Total shareholders' equity	**1,328,706**	**1,339,314**	**1,158,263**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,479,102**	**1,433,094**	**1,281,261**

Income Statement - Metalúrgica Gerdau S.A. unconsolidated

	Corporate Law – R$ thousands				
	4Q01	**3Q01**	**4Q00**	**2001**	**2000**
Gross sales revenue	-	-	-	-	-
Taxes on sales	-	-	-	-	-
Freight and discount	-	-	-	-	-
Net sales revenue	-	-	-	-	-
Cost of sales	-	-	-	-	-
Gross profit	-	-	-	-	-
Selling expenses	-	-	-	-	-
Financial expenses	(2,194)	(2,101)	(2,137)	(8,521)	(10,742)
Financial revenue	3,362	3,342	2,688	12,294	12,434
General and administrative expenses	(7,000)	(7,243)	(4,971)	(20,806)	(13,005)
Equity pick-up	59,495	89,632	46,108	278,005	231,632
Other operating expenses/revenue	145	309	40	466	130
Operating profit	**53,808**	**83,939**	**41,728**	**261,438**	**220,449**
Non-operating expenses/revenue	(270)	-	-	(273)	7,678
Statutory participation	(790)	(651)	(835)	(2,772)	(2,806)
Profit before income tax & social contrib,	**52,748**	**83,288**	**40,893**	**258,393**	**225,321**
Income tax and social contribution	(1,358)	(2,680)	719	(5,081)	(7,354)
Net profit for the period	**51,390**	**80,608**	**41,612**	**253,312**	**217,967**
Earnings per lot of 1,000 shares - R$	2,47	3,88	2,00	12,18	10,48
Equity value per lot of 1,000 shares - R$	63,90	64,41	55,71	63,90	55,71
Shares outstanding (million)	20,792	20,792	20,792	20,792	20,792

Cash Flow - Metalúrgica Gerdau S.A. unconsolidated

Corporate Law – R$ thousands

	4Q01	3Q01	4Q00	2001	2000
Net income	51,390	80,608	41,612	253,312	217,967
Equity pick up	(59,495)	(89,632)	(46,108)	(278,005)	(231,632)
Gain/loss in liquidation of investment	266	-	1	273	(7,678)
Exchange on long term debt	1,359	1,129	1,222	4,543	4,549
Depreciation and amortization	37	38	38	151	152
Reserves for investments	-	130	-	131	-
Income tax and social contribution	1,574	2,533	(1,037)	5,030	8,347
Exchange on long term debt	647	594	571	2,383	3,500
Contingencies judicial deposits	(85)	28	285	151	303
Increase (decrease) in trade account payable	(40)	31	3	(4)	4
Changes in other assets and liabilities account	4,955	(500)	3,741	2,887	(1,997)
Net operational cash	**608**	**(5,041)**	**328**	**(9,148)**	**(6,485)**
Permanent assets purchases / disposals	1,367	(870)	408	8,458	(14,103)
Dividends	5,411	21,144	206	60,129	57,955
Funds used for investments	**6,778**	**20,274**	**614**	**68,587**	**43,852**
Debentures	(1,403)	(978)	(2)	(3,328)	(2,065)
Interest paid for financing	(24)	-	-	(24)	-
Intercompany debt	(1,073)	1,275	(1,520)	568	76,617
Dividend/ interest & statutory particip, payment	(4,621)	(18,239)	834	(54,591)	(42,396)
Net funds from financial activities	**(7,121)**	**(17,942)**	**(688)**	**(57,375)**	**32,156**
Cash balance variation	**265**	**(2,709)**	**254**	**2,064**	**69,523**
Cash balance					
At the beginning of the period	71,335	74,044	69,282	69,536	13
At the end of the period	71,600	71,335	69,536	71,600	69,536
Cash Composition					
Marketable securities	71,562	71,322	69,160	71,562	69,160
Cash & equivalents	38	13	376	38	376

Balance Sheet - Gerdau S.A. consolidated

Corporate Law – R$ thousands

ASSETS	**DEC/01**	**SEP/01**	**DEC/00**
CURRENT ASSETS			
Cash and cash equivalents	1,012,822	935,557	704,169
Trade accounts receivable	829,010	967,006	708,920
Inventories	1,331,133	1,156,060	979,732
Others	187,317	186,931	164,811
Total current assets	**3,360,282**	**3,245,554**	**2,557,632**
LONG-TERM RECEIVABLES			
Escrow deposits and other receivables	274,173	212,052	197,135
Total long-term receivables	**274,173**	**212,052**	**197,135**
PERMANENT ASSETS			
Investments	310,595	368,751	280,215
Fixed assets	5,821,370	4,253,104	3,870,566
Total permanent assets	**6,131,965**	**4,621,855**	**4,150,781**
TOTAL ASSETS	**9,766,420**	**8,079,461**	**6,905,548**

LIABILITIES	**DEC/01**	**SET/01**	**DEC/00**
CURRENT LIABILITIES			
Trade accounts payable	580,790	491,539	313,444
Loans and financing	2,106,653	1,913,332	1,465,964
Others	412,852	406,806	351,836
Total current liabilities	**3,154,295**	**2,811,677**	**2,131,244**
LONG-TERM LIABILITIES			
Loans and financing	1,841,526	1,594,360	1,498,594
Debentures	218,591	217,860	221,643
Reserve for contingencies and others	636,157	680,980	606,183
Total long-term liabilities	**2,696,274**	**2,493,200**	**2,326,420**
MINORITY SHAREHOLDERS	**1,230,092**	**98,698**	**82,677**
SHAREHOLDERS' EQUITY			
Capital stock	1,320,133	1,320,133	1,320,133
Capital reserves/Retained earnings	1,365,626	1,355,753	1,045,074
Total shareholders' equity	**2,685,759**	**2,675,886**	**2,365,207**
NET WORTH + MINORITY SHAREHOLDERS	**3,915,851**	**2,774,584**	**2,447,884**
TOTAL LIABILITIES	**9,766,420**	**8,079,461**	**6,905,548**

Income Statement - Gerdau S.A. consolidated

Corporate Law – R$ thousands

	4Q01	3Q01	4Q00	2001	2000
Gross sales revenue	1,576,964	2,069,454	1,626,857	7,083,601	6,226,479
Taxes on sales	(211,686)	(242,017)	(168,500)	(865,009)	(745,657)
Freight and discount	(65,642)	(100,898)	(95,060)	(330,189)	(284,724)
Net sales revenue	**1,299,636**	**1,726,539**	**1,363,297**	**5,888,403**	**5,196,098**
Cost of sales	(892,307)	(1,207,140)	(1,027,720)	(4,235,146)	(3,857,864)
Gross profit	**407,329**	**519,399**	**335,577**	**1,653,257**	**1,338,234**
Selling expenses	(79,625)	(70,219)	(61,175)	(264,690)	(219,987)
Financial expenses	41,970	(322,837)	(171,109)	(633,072)	(495,260)
Financial revenue	42,359	34,809	12,130	133,178	106,291
General and administrative expenses	(117,649)	(129,834)	(105,677)	(469,644)	(398,224)
Equity pick-up	(151,275)	162,812	49,461	160,295	69,851
Other operating expenses/revenue	(5,984)	(1,226)	13,944	(5,926)	57,328
Operating profit	**137,125**	**192,904**	**73,151**	**573,398**	**458,233**
Non-operating expenses/revenue	2,708	(4,026)	12,720	(2,925)	6,940
Statutory participation	(3,012)	(3,321)	(2,319)	(9,994)	(7,779)
Profit before income tax & social contrib,	**136,821**	**185,557**	**83,552**	**560,479**	**457,394**
Income tax and social contribution	39,552	(39,123)	2,022	(14,184)	(59,301)
Net profit for the period	**176,373**	**146,434**	**85,574**	**546,295**	**398,093**

Cash Flow - Gerdau S.A. consolidated

Corporate Law – R$ thousands

	4T01	3T01	4T00	2001	2000
Net income	176,373	146,434	85,574	546,295	398,093
Equity pick up	151,275	(162,812)	(49,461)	(160,295)	(69,851)
Provision for credit risk	(2,993)	14,902	2,706	11,909	24,297
Gain/loss in fixed asset sale	7,299	7,855	2,097	24,120	8,195
Gain/loss in liquidation investment	5,129	-	(12)	5,129	(221)
Exchange on long term debt	(222,401)	191,385	59,611	214,235	102,973
Depreciation and amortization	87,106	110,424	92,592	391,037	340,083
Reserves for investments	8,913	9,707	9,226	34,201	34,375
Income tax and social contribution	(72,444)	27,336	14,420	2,976	7,528
Interest paid	52,695	73,321	65,337	248,297	238,522
Contigencies/ legal deposits	(16,114)	4,636	(44,639)	(11,306)	(28,311)
Changes in account receivable	219,607	(39,736)	4,581	64,460	(122,945)
Changes in inventories	(44,479)	36,137	(4)	(51,974)	(49,438)
Changes in suppliers	(60,303)	64,037	3,991	62,729	(12,410)
Changes in other assets and liabilities accounts	(119,566)	53,648	(7,960)	(131,208)	(99,241)
Net operational cash	**170,097**	**537,274**	**238,059**	**1,250,605**	**771,649**
Permanent assets purchases/ disposals	(184,139)	(106,666)	(93,385)	(444,266)	(371,537)
Deferred charges	(512)	(654)	(2)	(2,858)	(81)
Investments purchases/ disposals	(333,941)	(733)	(7,723)	(345,132)	(112,278)
Funds used for investments	**(518,592)**	**(108,053)**	**(101,110)**	**(792,256)**	**(483,896)**
Fixed assets suppliers	(9,122)	4,946	2,246	(10,843)	6,709
Working capital financing	(34,199)	56,039	(5,040)	(21,972)	(105,152)
Debentures	(28,208)	(18,128)	(27,672)	(40,093)	52,085
Proceeds from fixed assets financing	514,464	55,018	156,106	909,953	665,796
Payments of fixed assets financing	(61,417)	(202,023)	(127,347)	(748,756)	(545,725)
Interest paid for financing	(73,872)	(34,329)	(64,164)	(208,486)	(169,222)
Intercompany debt	3,269	(7,466)	15,371	(10,999)	(69,112)
Dividend/ interest & statutory particip, payment	(4,503)	(52,029)	(6,081)	(137,848)	(113,825)
Net funds from financial activities	**306,412**	**(197,972)**	**(56,581)**	**(269,044)**	**(278,446)**
Cash balance variation	**(42,083)**	**231,249**	**80,368**	**189,305**	**9,307**
Cash balance					
At the beginning of the period	935,557	704,308	623,801	704,169	694,862
Cash of companies purchased	119,348	-	-	119,348	-
At the end of the period	1,012,822	935,557	704,169	1,012,822	704,169
Cash composition					
Marketable securities	974,175	909,865	678,681	974,175	678,681
Cash & equivalents	38,647	25,692	25,488	38,647	25,488

Balance Sheet - Gerdau S.A. unconsolidated

Corporate Law – R$ thousands

ASSETS	DEC/01	SEP/01	DEC/00
CURRENT ASSETS			
Cash and cash equivalents	177,400	355,334	188,188
Trade accounts receivable	402,919	489,712	389,797
Inventories	499,900	477,149	436,917
Others	90,659	94,040	95,292
Total current assets	**1,170,878**	**1,416,235**	**1,110,194**
LONG-TERM RECEIVABLES			
Escrow deposits and other receivables	131,374	154,159	116,966
Total long-term receivables	**131,374**	**154,159**	**116,966**
PERMANENT ASSETS			
Investments	1,759,939	1,777,438	1,600,614
Fixed assets	1,623,648	1,618,836	1,642,003
Total permanent assets	**3,383,587**	**3,396,274**	**3,242,617**
TOTAL ASSETS	**4,685,839**	**4,966,668**	**4,469,777**

LIABILITIES	DEC/01	SET/01	DEC/00
CURRENT LIABILITIES			
Trade accounts payable	111,891	106,853	92,698
Loans and financing	327,987	610,149	576,256
Others	251,437	206,817	198,737
Total current liabilities	**691,351**	**923,819**	**867,691**
LONG-TERM LIABILITIES			
Loans and financing	852,258	904,082	775,354
Debentures	231,317	237,099	221,643
Reserve for contingencies and others	225,154	225,782	239,882
Total long-term liabilities	**1,308,729**	**1,366,963**	**1,236,879**
SHAREHOLDERS' EQUITY			
Capital stock			
Capital reserves/Retained earnings	1,320,133	1,320,133	1,320,133
Total shareholders' equity	1,365,626	1,355,753	1,045,074
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,685,759**	**2,675,886**	**2,365,207**
TOTAL LIABILITIES	**4,685,839**	**4,966,668**	**4,469,777**

Income Statement - Gerdau S.A. unconsolidated

Corporate Law – R$ thousands

	4Q01	**3Q01**	**4Q00**	**2001**	**2000**
Gross sales revenue	996,001	1,072,660	915,526	3,947,873	3,583,840
Taxes on sales	(191,355)	(208,943)	(164,021)	(755,923)	(678,213)
Freight and discount	(26,118)	(32,565)	(28,718)	(119,306)	(109,139)
Net sales revenue	**778,528**	**831,152**	**722,787**	**3,072,644**	**2,796,488**
Cost of sales	(488,796)	(480,574)	(496,187)	(1,908,133)	(1,915,259)
Gross profit	**329,732**	**350,578**	**226,600**	**1,164,511**	**881,229**
Selling expenses	(63,298)	(59,050)	(49,235)	(211,277)	(177,226)
Financial expenses	(15,100)	(145,246)	(105,890)	(371,222)	(279,578)
Financial revenue	20,441	21,742	14,446	67,732	43,779
General and administrative expenses	(73,445)	(70,118)	(56,932)	(272,064)	(231,543)
Equity pick-up	(53,236)	75,624	54,469	177,103	197,817
Other operating expenses/revenue	2,454	2,060	3,036	10,432	9,600
Operating profit	**147,548**	**175,590**	**86,494**	**565,215**	**444,078**
Non-operating expenses/revenue	(18,714)	(5,051)	(1,232)	(23,128)	(6,544)
Statutory participation	(2,363)	(1,882)	(2,200)	(7,906)	(6,939)
Profit before income tax & social contrib,	**126,471**	**168,657**	**83,062**	**534,181**	**430,595**
Income tax and social contribution	(34,541)	(20,932)	2,277	(70,175)	(37,653)
Net profit for the period	**91,930**	**147,725**	**85,339**	**464,006**	**392,942**
Earnings per lot of 1,000 shares - R$	0,81	1,30	0,75	4,09	3,46
Equity value per lot of 1,000 shares - R$	23,66	23,58	20,84	23,66	20,84
Shares outstanding (million)	113,492	113,492	113,492	113,492	113,492

Cash Flow - Gerdau S.A. unconsolidated

Corporate Law – R$ thousands

	4Q01	3Q01	4Q00	2001	2000
Net income	91,930	147,725	85,347	464,006	392,942
Equity pick up	53,236	(75,624)	(54,469)	(177,103)	(197,817)
Provision for credit risk	(1,616)	15,374	-	13,758	9,926
Gain/ loss in fixed asset sale	656	9,408	1,212	19,909	570
Gain/ loss in in liquidation of investment	18,056	-	(7)	18,056	(165)
Exchange on long term debt	(24,347)	86,609	53,900	172,571	92,929
Depreciation and amortization	40,884	41,962	42,872	172,061	171,604
Reserves for investments	8,907	10,017	9,225	34,063	34,300
Income tax and social contribution	6,091	12,130	(14,824)	24,822	(19,022)
Interest paid	33,977	50,832	37,629	168,303	140,742
Contingencies/ legal deposits	(16,515)	8,057	(45,197)	(9,053)	(30,442)
Increase (decrease) in trade account payable	84,919	(44,365)	7,487	(15,623)	(97,928)
Changes in inventories	(22,694)	27,370	8,468	(62,927)	(31,329)
Changes in suppliers	15,544	12,147	(826)	30,524	8,248
Changes in other assets and liabilities	(24,742)	10,049	21,988	(41,651)	6,555
Net operational cash	**264,286**	**311,691**	**152,805**	**811,716**	**481,113**
Permanent assets purchases/ disposals	(46,966)	(39,018)	(45,590)	(172,762)	(193,545)
Deferred charges	(571)	(651)	(1)	(2,074)	(69)
Investments purchases/ disposals	(53,794)	18,232	(16,294)	(1,403)	(149,818)
Dividends/interest payment on capital stock	1,124	(25,487)	13,508	1,124	18,508
Funds used for investments	**(100,207)**	**(46,924)**	**(48,377)**	**(175,115)**	**(324,924)**
Fixed assets suppliers	(8,875)	4,443	1,865	(10,653)	6,288
Working capital financing	(66,282)	65,581	(33,257)	(73,705)	(93,339)
Debentures	(15,482)	(18,128)	(27,672)	(27,367)	52,085
Proceeds from fixed assets financing	19,588	17,908	67,465	80,049	304,252
Payment of fixed assets financing	(231,588)	(53,917)	(25,997)	(342,969)	(159,898)
Interest paid for financing	(54,225)	(14,706)	(51,242)	(129,972)	(117,536)
Intercompany debt	16,790	(21,745)	13,749	(15,173)	(70,384)
Dividend/ interest & statutory particip, payment	(1,939)	(49,826)	(2,133)	(127,599)	(106,185)
Net funds from financial activities	**(342,013)**	**(70,390)**	**(57,222)**	**(647,389)**	**(184,717)**
Cash balance variation	**(177,934)**	**194,377**	**47,206**	**(10,788)**	**(28,528)**
Cash balance					
At the beginning of the period	355,334	160,957	140,982	188,188	216,716
At the end of the period	177,400	355,334	188,188	177,400	188,188
Cash composition					
Marketable securities	177,227	338,624	165,844	177,227	165,844
Cash & equivalents	173	16,710	22,344	173	22,344